Monthly Report - December, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,911,192     (18,129,641)
Change in unrealized gain (loss) on open            2,193,849        3,291,587
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0          133,287
      obligations
   Change in unrealized gain (loss) from U.S.        (13,466)        (135,436)
      Treasury obligations
Interest Income 			                5,402        1,327,183
Foreign exchange gain (loss) on margin deposits        55,362        (115,382)
				                 ------------    -------------
Total: Income 				            4,152,339     (13,628,402)

Expenses:
   Brokerage commissions 		              393,720        5,272,166
   Management fee 			               43,291          594,605
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                5,141           26,623
   Administrative expense 	       	               43,242          904,902
					         ------------    -------------
Total: Expenses 		                      485,394        6,798,296
Net Income(Loss)			   $        3,666,945     (20,426,698)
for December, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (98,058.634    $     2,678,450    109,654,530    112,332,980
units) at November 30, 2020
Addition of 		 	              0          1,234          1,234
0.619 units on December 1, 2020
Redemption of 		 	              0    (1,830,466)    (1,830,466)
(1,459.736) units on  December 31, 2020*
Net Income (Loss)               $        96,617      3,570,328      3,666,945
for December, 2020
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2020
(96,634.063 units inclusive
of 34.546 additional units) 	      2,775,067    111,395,626    114,170,693
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2020 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    3.12% 	  (13.77)%  $  1,049.01	   75,604.848 $    79,309,879
Series 3    3.46% 	  (10.10)%  $  1,578.97	   13,756.807 $    21,721,634
Series 4    3.61% 	   (8.52)%  $  2,064.05	    3,983.338 $     8,221,792
Series 5    3.39% 	  (10.78)%  $  1,495.07	    3,289.070 $     4,917,388

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					January 19, 2021
Dear Investor:

Gains from trading equity, metal, energy and grain futures, and currency forwards outpaced the loss from trading interest rate futures. Trading of soft commodity and livestock futures were nearly flat.

The start of COVID-19 vaccinations globally, the passage of the $900 billion relief package in the U.S. and a final Brexit Trade agreement underpinned stock markets globally. Long positions in U.S., Canadian, European, Chinese, Japanese, Hong Kong, Taiwanese, Australian, and emerging market equity futures were profitable. On the other hand, short U.S. Russell, Indian Nifty and VIX index trades posted partially offsetting losses.

The vaccination and fiscal relief optimism together with a weaker dollar and continued strong Chinese economic recovery also boosted commodity prices.
Long gold, silver and copper positions were profitable. Long Brent crude and RBOB gasoline trades also posted gains even as OPEC+ modestly raised its production target for January. A short natural gas trade was profitable too as warmer than normal weather weighed on prices. As grain prices increased, long positions in soybeans, corn, soybean meal and soybean oil produced profits that fractionally outpaced the losses from short wheat trades.

The U.S. dollar continued to weaken during December and short dollar trades against the euro, Russian ruble, Singapore dollar, Chilean peso, Brazilian real and Indian rupee were profitable. Meanwhile, long dollar positions versus the Aussie dollar, British pound, New Zealand dollar, Norwegian kroner, and Swedish krona posted partially offsetting losses. A long Canadian dollar trade was also slightly unprofitable.

Interest rates were weighed down by accommodative monetary policy and lack of inflation on the one hand, but, on the other hand, were boosted by optimism about future economic reopening and concern about burgeoning government deficits and debt. Consequently, long positions in U.S., German, French and Japanese interest rate futures were unprofitable, especially as rates rose during the second half of December. On the other hand, long positions in British and Canadian bond futures and short-term Eurodollar futures posted small offsetting profits.



   				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman